UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2004

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1

Angiotech Pharmaceuticals, Inc. today announced that a preclinical study published in today’s early edition of the Proceedings of the National Academy of Sciences highlights the positive effects of PAXCEED™ on movement disorders commonly seen in diseases known as taupathies, such as  Alzheimer’s and Parkinson’s.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date: December 22, 2004

      By:/s/

      Name: David M. Hall

      Title: Chief Financial Officer

Exhibit 1

FOR IMMEDIATE RELEASE
NEWS RELEASE
December 22, 2004

NEW STUDY SHOWS PACLITAXEL MAY BENEFIT ALZHEIMER’S AND PARKINSON’S MOVEMENT DISORDERS

VANCOUVER, December 22, 2004 -- Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI; TSX: ANP), today announced that a preclinical study published in today’s early edition of the Proceedings of the National Academy of Sciences highlights the positive effects of PAXCEED™ on movement disorders commonly seen in diseases known as taupathies, such as  Alzheimer’s and Parkinson’s.

Results from the study reveal that injected paclitaxel (PAXCEED™) appear to restore nerve function in an animal model. In the study, it was demonstrated that low (10mg/m²) and medium (25mg/m²) doses of PAXCEED™ had two major effects: 1) improving axonal transport and 2) increasing the amounts of tubulin and microtubules, proteins and cell structures vital for nerve structure and conduction.

“We are excited as this is the first experimental evidence to support the use of paclitaxel as a novel intervention for the treatment of Alzheimer’s and other neurodegenerative diseases,” said William Hunter, MD, CEO of Angiotech.  “We have long believed that a microtubule stabilizing agent used systemically would hold great promise in these types of diseases, and we look forward to advancing the results of these studies into humans.”

Abnormal tau proteins are often seen as mechanisms that can lead to brain degeneration in Alzheimer’s disease and other neurodegenerative disorders known as taupathies.  In all taupathies, there are neuropathologic aggregates of paired helical filaments and/or straight filaments composed of aberrantly phosphorylated tau proteins in central nervous system neurons or glia.  It has been shown that these abnormally filamentous proteins cannot perform the important functions of binding and stabilizing microtubules which often leads to a dramatic increase in neurofibrillary tangles and neuropil threads seen in Alzheimer’s.  Angiotech believes that systemic paclitaxel (PAXCEED™), a microtubule stabilizing agent, may ultimately show a therapeutic benefit to patients with Alzheimer’s disease and other taupathies by offsetting the loss of normal tau function.

Vancouver-based Angiotech Pharmaceuticals, Inc., a specialty pharmaceutical company focusing on drug-eluting medical devices and biomaterials, is dedicated to enhancing the performance of medical devices and biomaterials through the innovative uses of pharmacotherapeutics. To find out more about Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP), visit our website at www.angiotech.com.

Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words "anticipates," "believes," "may," "continue," "estimate," "expects," "may" and "will" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the United States Securities and Exchange Commission or the Canadian securities regulators. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company does not assume the obligation to update any forward-looking statements.

CONTACTS:

Todd Young, Angiotech Pharmaceuticals (Analysts & Investors) (604) 221-7676 ext 6933

Rui Avelar, Angiotech Pharmaceuticals, Inc. (Analysts) (604) 221-7676 ext 6996

Eric Starkman, Starkman & Associates (Media) (212) 252-8545 ext 12